UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 2)*

Ranpak Holdings Corp.
(Name of Issuer)
Class A Common Stock, par value $0.0001 per share
(Title of Class of Securities)
75321W103
(CUSIP Number)

Richard D. Holahan, Jr. JS Capital Management LLC 888 Seventh Avenue, 40th Floor New York, NY 10106 (212) 655-7188
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 7, 2020
(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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1	NAMES OF REPORTING PERSONS JS Capital Management LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 32,718,529*
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 32,718,529*
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 32,718,529*
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 48.1%
14	TYPE OF REPORTING PERSON OO (limited liability company)

* Includes 3,514,894 shares of Class A common issuable upon the exercise of warrants and 2,636,170 shares of Class A common that are subject to forfeiture under an earnout agreement.

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1	NAMES OF REPORTING PERSONS Jonathan Soros
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 32,718,529*
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 32,718,529*
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 32,718,529*
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 48.1%
14	TYPE OF REPORTING PERSON IN

* Includes 3,514,894 shares of Class A common issuable upon the exercise of warrants and 2,636,170 shares of Class A common that are subject to forfeiture under an earnout agreement.

CUSIP No. 75321W103	Schedule 13D/A	Page 4 of 6

Explanatory Note: Pursuant to Rule 13d-2 under the Securities Exchange Act of 1934, as amended, this Amendment No. 2 to Schedule 13D (the “Second Amendment”) amends and supplements certain items of the Schedule 13D (the “Original Schedule 13D”) filed with the Securities and Exchange Commission (the “SEC”) on June 13, 2019 by JS Capital Management LLC (“JSCM”) and Jonathan Soros, as amended by Amendment No. 1 to Schedule 13D (“Amendment No. 1”) filed with the SEC on December 13, 2019 by JSCM and Mr. Soros (the Original Schedule 13D together with Amendment No. 1, the “Amended Schedule 13D”). Items 4, 5, 6 and 7 of the Amended Schedule 13D hereby are amended to the extent hereinafter expressly set forth. Except as amended hereby, the original disclosure set forth in the Amended Schedule 13D shall remain unchanged. All capitalized terms contained herein but not otherwise defined shall have the meanings ascribed to such terms in the Amended Schedule 13D.

This Second Amendment is filed pursuant to the Joint Filing Agreement as executed by the Reporting Persons listed on the cover pages to this Second Amendment. The Joint Filing Agreement, filed as Exhibit 1 to the Original Schedule 13D, is incorporated herein by reference.

Item 4.       Purpose of Transaction.

Item 4 of the Amended Schedule 13D is amended by adding the following paragraphs immediately prior to “General” therein:

Tender and Support Agreement

As described above in this Item 4 under “”Forward Purchase Agreement and Subscription”, JSCM currently holds warrants to purchase 3,514,894 shares of Class A Stock (the “Warrants”) that it purchased from the Issuer in connection with the Business Combination pursuant to the Forward Purchase Agreement and other agreements described above.

On August 6, 2020, the Issuer filed with the SEC a Registration Statement on Form S-4 (Registration No. 333-241409) (the “Form S-4”) with respect to the Issuer’s proposed exchange offer (the “Exchange Offer”) to offer holders of its outstanding warrants the opportunity to exchange their warrants for shares of Class A Stock at a ratio of 0.22 shares of Class A Stock for each such outstanding warrant that is tendered, upon the terms and conditions described in the Form S-4. As part of the Form S-4, the Issuer also is initiating a consent solicitation (the “Solicitation”) to solicit the consent of the holders of its Public Warrants and Forward Purchase Warrants (each as defined in the Tender and Support Agreement described below) to amend, effective upon the completion of the Exchange Offer, the terms of the Warrant Agreement described above to permit the Issuer to require that each warrant that is outstanding upon the closing of the Exchange Offer be converted into 0.198 shares of Class A Stock.

In connection with the filing of the Form S-4 and as an inducement to the Issuer’s willingness to initiate the Exchange Offer and the Solicitation, the Issuer and JS Capital LLC (“JS Capital”) entered into the Tender and Support Agreement dated as of August 6, 2020 (the “Tender and Support Agreement”), pursuant to which JS Capital has agreed to tender its Warrants in the Exchange Offer as described in the Form S-4 at a ratio of 0.22 shares of Class A Stock per Warrant and to consent to the Solicitation, in each case conditioned upon there being no amendment to the terms of the Exchange Offer as described in the Form S-4 that is materially adverse to JS Capital. The Tender and Support Agreement provides that JS Capital shall not withdraw its tendered Warrants or its consent except upon termination of such agreement. The Tender and Support Agreement will terminate (a) upon written notice to JS Capital by the Issuer, or upon the earlier to occur of the date the Issuer’s board of directors determines to no longer pursue the Exchange Offer and Solicitation and September 30, 2020; or (b) if the Issuer fails to commence the Exchange Offer and Solicitation within three (3) business days of the date of the Tender and Support Agreement. The description of the Tender and Support Agreement is qualified in its entirety by reference to the agreement attached to this Amendment No. 2 as Exhibit 9.

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Item 5.      Interest in Securities of the Issuer.

Item 5 of the Amended Schedule 13D is amended and restated in its entirety, as follows:

The information set forth in Items 4 and 6 hereof, as amended from time to time, is incorporated in this Item 5 by reference, as applicable.

(a)       The aggregate number and percentage of shares of Class A Stock to which this Schedule 13D relates is 32,718,529 shares of Class A Stock, constituting approximately 48.1% of the Issuer’s outstanding shares of Class A Stock, plus the number of shares deemed to be outstanding under the warrants reported hereunder. The aggregate number and percentage of shares of Class A Stock reported herein are based upon 64,556,459 shares of Class A Stock outstanding as of July 31, 2020, as indicated by the Issuer in the Form S-4.

(b)       Each of JSCM and Mr. Soros, as managing member of JSCM, has sole voting and investment power with respect to all shares reported under this Schedule 13D.

(c)       The Reporting Persons have not engaged in any transaction during the past 60 days involving shares of common stock of the Issuer.

(d)       The members of JS Capital are entitled to receive, or have the power to direct receipt of, dividends from or the proceeds from the sale of the shares of Class A Stock and warrants held for the account of JS Capital.

(e)       Not applicable.

Item 6.      Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 of the Amended Schedule 13D is amended by revising the first sentence thereof in its entirety, to read as follows:

The information set forth in Items 4 and 5 hereof, as amended from time to time, is hereby incorporated into this Item 6 by reference, as applicable.

Item 7.      Material to Be Filed as Exhibits.

Item 7 of the Amended Schedule 13D is amended by adding the following exhibit:

Exhibit	Description
9	Tender and Support Agreement dated as of August 6, 2020 between the Issuer and JS Capital LLC (incorporated herein by reference to Exhibit 10.28 to the Issuer’s Registration Statement on Form S-4 (Registration No. 333-241409) filed with the SEC on August 6, 2020)

CUSIP No. 75321W103	Schedule 13D/A	Page 6 of 6

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: August 7, 2020

JS CAPITAL MANAGEMENT LLC

/s/ RICHARD D. HOLAHAN, JR.
By: Richard D. Holahan, Jr. Title: Vice President

/s/ JONATHAN SOROS
Jonathan Soros